                        HEADWAY CORPORATE RESOURCES, INC.

                          LIMITED WAIVER AND AMENDMENT

        This LIMITED WAIVER AND AMENDMENT (this "AGREEMENT") is dated as of August 24, 2001 and entered into by and among HEADWAY CORPORATE RESOURCES, INC., a Delaware corporation (the "COMPANY"), State Street Bank and Trust Company, N.A., a national banking association, as trustee (the "TRUSTEE"), and the holders listed on the signature pages hereof (collectively, the "HOLDERS"), and is made with reference to (i) that certain Indenture dated as of March 19, 1998, as amended to the date hereof (the "INDENTURE"), by and between the Company and the Trustee, (ii) the Increasing Rate Senior Subordinated Notes Due 2006 of the Company issued pursuant to the Indenture (the "SUBORDINATED NOTES"), (iii) the Company's Series F Convertible Preferred Stock, $0.0001 par value per share (the "PREFERRED STOCK"), and (iv) the Certificate of Designations, Preferences and Rights of the Preferred Stock, which amended the Company's Certificate of Incorporation as of March 19, 1998 (the "CERTIFICATE OF DESIGNATIONS," and, together with the Indenture, the Subordinated Notes, the Preferred Stock and the Certificate of Indenture, the "GOVERNING DOCUMENTS"). The Holders are sometimes referred to herein as the "NOTEHOLDERS," in their capacity as holders of the Subordinated Notes, and are sometimes referred to herein as the "STOCKHOLDERS," in their capacity as holders of the Preferred Stock. Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Indenture.

                                    RECITALS

        WHEREAS, the Holders own beneficially and of record, all of the Subordinated Notes and the Preferred Stock;

        WHEREAS, pursuant to the Indenture, the Trustee has been appointed as the trustee for the Noteholders with respect to the Subordinated Notes;

        WHEREAS, the Company has notified the Stockholders by letter dated June 29, 2001 that Series F Stock Events of Default (as defined in the Certificate of Designations) have occurred as a result of events of default under the Credit Agreement (the "CREDIT AGREEMENT DESIGNATED DEFAULTS");

        WHEREAS, the Trustee has notified the Noteholders by letter dated July 23, 2001 that the Trustee received a letter dated July 2, 2001 from the agent under the Credit Agreement that events of default had occurred under the Credit Agreement and that the agent had declared a Blockage Period under Section 10.02(b) of the Indenture;


        WHEREAS, the Company has failed to (i) pay the installment of interest due on the Subordinated Notes on July 2, 2001 and (ii) comply with Sections 4.20 and 4.23 of the Indenture; and such failures (collectively, the "SUBORDINATED NOTES DESIGNATED DEFAULTS") constitute Events of Default under the Indenture;

        WHEREAS, under the terms of the Certificate of Designations, the Credit Agreement Designated Defaults and the Subordinated Notes Designated Defaults have resulted in the occurrence of Series F Stock Events of Defaults;

        WHEREAS, the Company has requested that the Holders waive compliance with the provisions set forth in Section 1(a) hereof for the periods described therein, and the Noteholders amend the Indenture as more particularly described herein, and the Holders have agreed to do so, but only on the terms and conditions set forth herein;

        WHEREAS, the Company has requested that the Stockholders exchange all of their shares of Preferred Stock for a new series of preferred stock, $.0001 par value per share, having terms identical to the terms of the Preferred Stock, except for those changes reflected herein (the "New Preferred Stock").

        NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

SECTION 1.        LIMITED WAIVER

                (a) Subject to the terms and conditions set forth in this Agreement and in reliance on the representations, warranties and covenants of the Company herein contained, from and after the Amendment Effective Date (as defined in Section 3), the Noteholders, as to clauses
        (i), (ii) and (iii) below, and the Stockholders, as to clauses (iv) and
        (v) below, hereby waive:

                        (i) compliance with Section 4.20 of the Indenture (Net
                Worth) for the period from April 1, 2001 through and including the Bank Maturity Date (as defined below);

                        (ii) compliance with Section 4.23 of the Indenture
                (Certain Consolidated Ratios) for the period from April 1, 2001 through and including the Bank Maturity Date;

                        (iii) the payment in cash of any amounts with respect to
                principal, interest (but not the accrual of interest), fees or other amounts payable under the Indenture and the Subordinated Notes through and including the Bank Maturity Date, subject, however, to the provisions of Section 3(e) hereof;

                        (iv) the payment in cash of any amounts with respect to
                the Preferred Stock, including dividends (but not the accrual of dividends), fees or other amounts payable under the Certificate of Designations (and, upon consummation of the Exchange, the New Certificate of Designations) through and including the Bank Maturity Date, subject, however, to the provisions of Section 3(e) hereof;

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                        (v) all Series F Stock Events of Default existing on the
                date hereof under Section 8(f) (v) and (vi) of the Certificate of Designation (and, upon consummation of the Exchange, the New Certificate of Designations) arising from the Credit Agreement Designated Defaults or the Subordinated Notes Designated
                Defaults (the "SERIES F STOCK DESIGNATED Defaults"); and

                        (vi) enforcement of the Stockholders' rights under
                Section 11(c)(i) of the Certificate of Designations (and, upon consummation of the Exchange, the New Certificate of Designations) (the "BOARD ELECTION RIGHT") through and including the Bank Maturity Date, provided, that, notwithstanding anything to the contrary contained in subsection (iv) hereof, any failure to pay dividends with respect to the Preferred Stock at any time prior to the Bank Maturity Date shall be included in the calculation of a "Dividend Payment Default" for purposes of the Board Election Right.


        Notwithstanding the foregoing, upon the occurrence of any other Event of Default or Series F Stock Event of Default (including, without limitation, the failure of the Company to comply with the provisions of
        Section 6 hereof) or at any time the Trustee, the Noteholders or the Stockholders, as applicable, may hereafter become aware of any other Event of Default or Series F Stock Event of Default (whether heretofore or hereafter arising), as applicable, the limited waiver set forth in
        Section 1(a) above shall be deemed null and void as of the date hereof (other than the provisions of Section 1(a)(iii) and (iv) above) and of no further force and effect (as if such limited waiver had never been given effect), without any necessity of demand or notice to the Company or other Person, and the Trustee, the Noteholders and the Stockholders may thereafter in their sole and absolute discretion and notwithstanding any grace or cure periods or other provisions to the contrary in the Indenture or the Certificate of Designations, as applicable, take any enforcement action and exercise any or all of their other rights, remedies and privileges under the Indenture or the Certificate of Designations, as applicable, any other instrument or agreement referred to therein, under applicable law or otherwise, with respect to any Subordinated Note Designated Defaults, Series F Stock Event of Defaults or any other Event of Default.

        All references herein to the Preferred Stock, the Certificate of Designations, any Series F Stock Event of Default, and other defined terms relating to the Preferred Stock shall be deemed also to include the New Preferred Stock, the New Certificate of Designations, and events of default under the New Certificate of Designations, with the corresponding terms related hereto, and all defaults or events of default that occurred under the Certificate of Designations shall be deemed to have also occurred under the New Certificate of Designations.

        (b) Without limiting the generality of the provisions of Article IX of the Indenture, the limited waiver set forth in Section 1(a)(i), (ii) and
        (iii) above shall be limited precisely as written and shall relate solely to the non-compliance by the Company with the provisions of the Indenture and/or the Subordinated Notes (as applicable) specifically set forth in clauses
        (i), (ii) and (iii) of Section 1(a) hereof for the periods specifically referenced therein and nothing in this Agreement shall be deemed to:

                        (i) constitute a waiver by the Trustee or the
                Noteholders with respect to the payment of interest on the Subordinated Notes, and compliance with Section 4.20 and 4.23 of the Indenture, in any other instance or any other term, provision or condition of the Indenture or the Subordinated Notes; or

                        (ii) prejudice any right or remedy that the Trustee or
                any Noteholder may now have or may have in the future under or in connection with the Indenture, the Subordinated Notes, any other instrument or agreement referred to therein or under applicable law.

                (c) The limited waiver set forth in Section 1(a)(iv) and (v) above shall be limited precisely as written and shall relate solely to the default by the Company under the provisions of the Preferred Stock specifically set forth in clauses (iv) and (v) of Section 1(a) hereof for the periods specifically referenced therein and nothing in this Agreement shall be deemed to:

                        (i) constitute a waiver by the Stockholders with respect
                to the payment of dividends on the Preferred Stock, or the occurrence of any other Series F Stock Event of Default, in any other instance or any other terms, provision or condition of the Preferred Stock or the Certificate of Designations; or

                        (ii) prejudice any right or remedy that the Stockholders
                may now have or may have in the future under or in connection with the Preferred Stock, the Certificate of Designations, any other instrument or agreement referred to therein or under applicable law.


                (d) The Noteholders reaffirm all of the terms of the Indenture, including, without limitation, Sections 10.03 and 10.08, the Lenders' (as defined in the Seventh Amendment and Limited Waiver) rights under
        Section 10.02(a) of the Indenture to block any payments of any kind or character with respect to any principal, interest, fee or other amounts payable with respect to the Subordinated Notes which may be exercised at any time or from time to time hereafter upon the Company's default in payment, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of the Loans (as defined in the Seventh Amendment and Limited Waiver), interest thereon, fees or other Obligations (as defined in the Seventh Amendment and Limited Waiver) payable under the Loan Documents (as defined in the Seventh Amendment and Limited Waiver) and the Lenders' other rights, remedies and privileges under Section 10 of the Indenture, notwithstanding any action heretofore taken by the Lenders (including, without limitation, the issuance of a blockage notice under the terms of the Indenture), subject however to the provisions of Section 9 of the Seventh Amendment and Limited Waiver.

SECTION 2. AMENDMENTS TO GOVERNING DOCUMENTS

                (A) INDENTURE AMENDMENTS

                The parties agree to promptly enter into a supplemental indenture in the form attached as Annex A (the "FOURTH SUPPLEMENTAL INDENTURE") pursuant to which:

                        (i) Section 1.01 of the Indenture shall be amended by
                adding thereto the following definitions, which shall be inserted in proper alphabetical order:

                "Amendment Effective Date" has the meaning set forth in Section 3 of the Limited Waiver and Amendment.

                "Bank Maturity Date" means the earliest of (a) April 18, 2002,
                (b) the date on which all indebtedness under the Credit Agreement shall have been repaid or refinanced and all issued and outstanding letters of credit under the Credit Agreement shall have been canceled, fully collateralized or otherwise supported in a manner satisfactory to the lenders under the Credit Agreement and (c) the acceleration of any indebtedness under the Credit Agreement or the exercise of any rights or remedies by any of the Lenders or the Agent under the Credit Agreement.

                "Budget" means the cash budget delivered by the Company to the Holders pursuant to Section 3(b) of the Amendment, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the Limited Waiver and Amendment.

                "Limited Waiver and Amendment" means that certain Limited Waiver and Amendment dated as of August 24, 2001 by and among the Company, the Trustee and the Holders, as the same may be amended, supplemented or otherwise modified from time to time.

                        (ii) Section 4.08 of the Indenture shall be amended by
                adding new Sections 4.08(c) and (d) as follows:

                "(c) the Company shall, at all times following the Amendment Effective Date, provide to each Holder and the Trustee promptly, and in any event within one Business Day, copies of any reports and other information provided to the Lenders and the Agent pursuant to the Credit Agreement."

                "(d) The Company shall, and shall cause its Subsidiaries to, cooperate with and give full and complete access and make available to the Trustee and the Holders and representatives retained by any of them from time to time, on a daily basis, the books and records of the Company and its Subsidiaries and other information relating to the business or financial affairs of the Company and its Subsidiaries (including, without limitation, agreements and documents pertaining to any receivables or payables), and the operating management of the Company and its Subsidiaries shall meet, upon request, with the Trustee and the Holders to discuss, among other things, the financial and operating performance and business plans of the Company and its Subsidiaries. The Company shall, and shall cause its Subsidiaries to, give full and complete access to such other information as the Trustee or the Holders may reasonably request from time to time, and shall cooperate and consult with, and provide to the Trustee and the Holders all such information."



                  (B) AMENDMENT TO SUBORDINATED NOTES

                  Pursuant to the Fourth Supplemental Indenture, Section 1 of the Subordinated Notes shall be amended by adding a new sentence after the first sentence of paragraph 1 (Interest Rate) that reads as follows:

                  "If all interest on the Securities and dividends on the Preferred Stock accrued on and prior to April 1, 2002 are not paid in full in cash by such date, then the interest rate on the Securities shall be increased to 20% per annum commencing on July 1, 2001; provided, however, that following such increase there shall be no increase in the interest rate upon the occurrence and during the continuance of any Event of Default."

                  (C) EXCHANGE OF SERIES F PREFERRED STOCK

                  The Company shall, file with the Secretary of State of the State of Delaware (the "Secretary of State") a new certificate of designations establishing a new series of preferred stock of the Company having terms identical to the terms of the Series F Preferred Stock other than the changes in the terms of the Preferred Stock described below (the "NEW CERTIFICATE OF DESIGNATIONS"):

                        (i) Notwithstanding anything else contained in the
                Certificate of Designations, (a) if all interest on the Subordinated Notes and dividends on the Preferred Stock ("PAYMENTS") accrued on and prior to January 2, 2002 have not been paid in full in cash by such date, then the Dividend Rate (as defined in the Certificate of Designations) shall increase to 9% at such time; and (b) if all Payments accrued on and prior to April 1, 2002 have not been paid in full in cash by such date, then the Dividend Rate shall further increase to 10% at such time.

                        (ii) Notwithstanding anything else contained in the
                Certificate of Designations, (a) if all Payments accrued on and prior to January 2, 2002 have not been paid in full in cash by such date, then the Conversion Price (as defined in the Certificate of Designations) shall be reduced to $2.75 per share at such time; and (b) if all Payments accrued on and prior to April 1, 2002 have not been paid in full in cash by such date, then the Conversion Price shall be further reduced at such time to $1.00 per share.

        provided, however, that the reductions in the conversion price set forth in the foregoing clauses (a) and (b) shall be subject to any required approval of stockholders under applicable law or regulation. The approval of the stockholders referred to in the foregoing Section 2(c)(ii), along with the approval of the stockholders of the Company of an increased in the authorized number of shares of Common Stock to at least Sixty Million (60,000,000), is referred to herein as the "COMMON STOCKHOLDER APPROVAL".

SECTION 3. CONDITIONS TO EFFECTIVENESS

        The effectiveness of this Agreement is subject to the satisfaction of all of the following conditions precedent by August 31, 2001 (the date of such satisfaction being the "AMENDMENT EFFECTIVE DATE"):

                (a) On or before the Amendment Effective Date, the Company shall deliver to the Trustee and each Holder the following, each, unless otherwise noted, dated the Amendment Effective Date:

                        (i) A certificate of the Company, executed on behalf of
                the Company by its secretary or any assistant secretary (or equivalent), certifying as to (A) the absence of any amendments or other modifications to the organizational documents of the Company since March 19, 1998 (other than the New Certificate of Designations), (B) the organizational documents of the Company being in full force and effect as of the date hereof, (C) the due organization and good standing and valid existence of the Company as an entity organized under the laws of the jurisdiction of its organization, and the absence of any proceeding for the dissolution or liquidation of the Company,
                (D) the truth of the representations and warranties contained in this Agreement as though made on and as of the date hereof and
                (E) after giving effect to this Agreement, the absence of any event occurring and continuing that constitutes a Default or an Event of Default (other than one specifically waived herein);

                        (ii) A certificate of the Company, executed on its
                behalf by its secretary or an assistant secretary (or equivalent), certifying the names and true signatures of the officers of the Company authorized to sign this Agreement and any other documents, agreements, instruments or certificates to be delivered in connection therewith;

                        (iii) Copies of the resolutions of the board of
                directors of the Company approving (subject to Common Stockholder Approval, in the case of that portion of the New Certificate of Designations pertaining to the reduction of the conversion price of the Preferred Stock described in Section 2(c)(ii) hereof (the "SECTION 2(C)(II) CONVERSION PROVISIONS")), authorizing the execution, delivery and performance of this Agreement and any other documents, agreements, instruments or certificates to be delivered in connection therewith and recommending that the holders of the Common Stock vote in favor of the approval of the
                Section 2(c)(ii) Conversion Provisions, certified as of the date hereof by the secretary or an assistant secretary (or equivalent) of the Company as being in full force and effect without modification or amendment;

                        (iv) Copies of this Agreement and each other document,
                agreement, instrument and certificate to be delivered in connection herewith, in each case duly executed by the Company and with respect to this Agreement, by each of the Stockholders, the Noteholders and the Trustee;

                        (v) Copies of the Fourth Supplemental Indenture, duly
                executed by the Company, the Trustee and each of the Noteholders;

                        (vi) Warrants, in form and substance acceptable to the
                Holders, as follows:

                                (1) Warrants (the "INITIAL WARRANTS") in the
                        aggregate exercisable for One Million (1,000,000) shares of the Company's common stock, $0.0001 par value per share (the "COMMON STOCK"), at an exercise price equal to $1.10 per share;

                                (2) Warrants (the "FIRST ADDITIONAL WARRANTS")
                        in the aggregate exercisable for One Million, One Hundred and Fifty Thousand (1,150,000) shares of Common Stock, at an exercise price equal to $0.01 per share; and

                                (3) Warrants (the "SECOND ADDITIONAL WARRANTS,"
                        and, together with the First Additional Warrants, the "ADDITIONAL WARRANTS") in the aggregate exercisable for Eight Hundred and Fifty Thousand (850,000) shares of Common Stock, at an exercise price equal to $3.05 per share.

                The Initial Warrants shall be exercisable immediately. The Additional Warrants shall be exercisable on January 2, 2002 if
                (A) all Payments accrued on and prior to such date have not been paid in full in cash by such date and (B) the Common Stockholder Approval has not been obtained. The Additional Warrants shall be canceled if the Common Stockholder Approval is obtained at any time prior to exercise. The Initial Warrants and the Additional Warrants (collectively, the "WARRANTS") shall provide, among other things, that: (x) such exercise price may be paid in cash, in securities of the Company having equivalent value (which, in the case of Preferred Stock or Subordinated Notes shall be the liquidation preference or principal amount, as the case may be) or with cashless exercise procedures; (y) the expiration date of the Warrants will be the later of (1) five years from the Amendment Effective Date and
                (2) the repayment in full of the Subordinated Notes and redemption in full or the conversion of all of the shares of the Preferred Stock; and (z) the Common Stock underlying the Warrants shall deemed to be registrable securities pursuant to that certain Registration Rights Agreement between the Company and the investors named therein dated March 19, 1998, and the holders of the Warrants shall be included in the definition of "Holders," as defined therein;

                        (vii) Duly executed, irrevocable proxies (in form and
                substance acceptable to the Holders) of Gary S. Goldstein, Barry
                S. Roseman, G. Chris Andersen, Ehud D. Laska and Richard B. Salomon directing that all shares of Common Stock beneficially owned, directly or indirectly, by them be voted in favor of the Common Stockholder Approval;

                        (viii) An opinion of counsel to the Company, in form and
                substance acceptable to the Holders, as to the matters described in Section 4(a)-(e) hereof and such other matters as may be reasonably requested by the Holders; and

                        (ix) The New Certificate of Designations, certified as
                filed with the Secretary of State.

                (b) On or before the date hereof, each of the Stockholders and the Noteholders shall have received, in form and substance satisfactory to the Lenders, a cash budget substantially in the form of Annex B attached hereto (as amended, supplemented or otherwise modified from time to time with the prior written consent of the Lenders, the "BUDGET"), together with a duly executed certificate of the chief financial officer of the Company, certifying to the Stockholders and the Noteholders that the Budget was prepared based upon good faith estimates and assumptions that are reasonable as of the date hereof and that such chief financial officer is not aware of any information contained in the Budget which is false or misleading or of any omission of information which causes the Budget to be false or misleading.

                (c) The Stockholders and the Noteholders shall each have received, in each case in form and substance satisfactory to them, an agreement duly executed by Lenders and the agent therefor, which agreement shall include (i) a waiver of all "Defaults" or "Events of Default" under, and as such terms are defined in, the Credit Agreement, including, without limitation, non-compliance with Sections 9.1 (b), (c) and (d) of the Credit Agreement, (ii) reaffirmation by the Lenders that no new Blockage Period may be invoked for 360 days subsequent to July 2, 2001 and (iii) an amendment to the definition of the term "Change of Control," as defined in the Credit Agreement, such that the proviso to such definition is amended and restated, in its entirety, to read "provided, however, that in calculating the percentage of Voting Stock held by any 'beneficial owner' under clause (i) above, the conversion rights under the Series F Convertible Preferred Stock referred to in the definition of 'Preferred Stock' (or any Preferred Stock issued to the holders of the Series F Convertible Preferred Stock in exchange for the Series F Convertible Preferred Stock pursuant to the terms of the Limited Waiver referred to in Section 5(c) of the Seventh Amendment and Limited Waiver) and the warrants delivered by the Borrower to the holders of the Subordinated Debt and the Series F Convertible Preferred Stock on the Seventh Amendment Effective Date, shall not be included in such calculation until such conversion rights or warrants are converted into or exchanged for Voting Stock."

                (d) The Company shall have received all necessary consents required from governmental authorities, stock exchange and self regulatory organizations for the transactions contemplated hereby, including, without limitation, the issuance of the Warrants and the shares of Common Stock issuable upon exercise thereof.

                (e) On or before the date hereof, the Trustee and the Holders shall have received, by wire transfer in immediately available funds, reimbursement of all of their costs, fees and expenses (including, without limitation, the attorneys' fees of Swidler Berlin Shereff Friedman, LLP, counsel to GarMark Partners, L.P.) in connection herewith and with the transactions and agreements contemplated hereby.

SECTION 4.  REPRESENTATIONS AND WARRANTIES

        In order to induce the Stockholders and the Noteholders to enter into this Agreement, the Company represents and warrants to each of the Holders that the following statements are true, correct and complete:

                (a) Power and Authority. The Company has all the requisite power and authority to enter into this Agreement and to carry out the transactions contemplated by this Agreement.

                (b) Authorization of Agreement. The execution and delivery of this Agreement and the performance of the Company hereunder has been duly authorized by all necessary action on the part of the Company.

                (c) No Conflict. The execution and delivery of this Agreement by the Company and the performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not
        (i) violate any provision of any law or any governmental (including any applicable stock exchange) rule or regulation applicable to the Company or any of its

        Subsidiaries, the organizational documents of the Company or any of its Subsidiaries or any order, judgment or decree of any court or other agency of government (including any applicable stock exchange) binding on the Company or any of its Subsidiaries, (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contract, indenture, agreement or other instrument or document to which the Company or any of its Subsidiaries is a party or by which the properties or assets of the Company or its Subsidiaries are bound, (iii) result in or require the creation or imposition of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries or (iv) require any approval of stockholders or any approval or consent of any Person under any contract of the Company or any of its Subsidiaries.

                (d) Governmental Consents. The execution and delivery of this Agreement by the Company and the performance by the Company of this Agreement does not and will not require any registration with, consent or approval of, or notice to, with or by, any federal, state or other governmental authority or regulatory body (including any applicable stock exchange).

                (e) Binding Obligation. This Agreement is the legally valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and general principles of equity.

                (f) Absence of Default. After giving effect to this Agreement, no Default or Event of Default exists.

                (g) Accuracy of Recitals. The Recitals to this Agreement are true and correct in all respects on and as of the date hereof, and are incorporated hereby as if fully set forth herein.

                (h) Remaining Earnout Payments. The aggregate amount of the earnout payments required to be made by the Company under that certain Stock Purchase Agreement dated as of July 31, 1998 (the "CARLYLE STOCK PURCHASE AGREEMENT"), by and among the Company, Mitchell D. Berman, Max DeZara, Ward P. Feshe, Larry S. Loubet Trust, Jon Schultz and Larry S. Loubet prior to giving effect to the Earnout Restructuring Agreement (as defined below) is $2,400,000.

                (i) Receipt of Amendments to Credit Agreement. The Trustee and the Holders have received executed copies of the agreements entered into by the Lenders in accordance with Section 3(c) of this Agreement and all certificates, instruments, opinions and other documents delivered by or to the Company in connection therewith and such agreements and all such certificates, instruments, opinions and other documents have not been amended or otherwise modified.

                (j) Capitalization. The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, and 5,000,000 shares of preferred stock, $0.0001 par value per share, of which 1,000 shares have been designated as the Preferred Stock pursuant to the Certificate of Designations. The outstanding capital stock of the Company consists solely of 10,914,627 shares of Common Stock and 1,000 shares of Preferred Stock. Except for the Preferred Stock, options to purchase 1,892,731 shares of Common Stock issuable under the Company's employee stock option plan and the Warrants issued pursuant to Section 3 hereof, there are no options, warrants, phantom stock, stock appreciation rights or other securities that are convertible into capital stock of the Company. As of the date hereof, the book value per share of the Common Stock is $3.04 per share.

        SECTION 5. ACKNOWLEDGMENT AND CONSENT

                (a) The Company hereby ratifies and confirms that the terms, provisions and conditions of the Indenture and the Subordinated Notes (as each is amended hereby) remain in full force and effect and the Indenture and the Subordinated Notes are enforceable in accordance with their respective terms.

                (b) The Company hereby ratifies and confirms that the terms, provisions and conditions of the Certificate of Designations (as amended hereby) remain in full force and effect and such Certificate of Designations is enforceable in accordance with its terms.

        SECTION 6. COVENANTS

        In order to induce the Holders to enter into this Agreement, the Company hereby covenants and agrees as follows:

                (a) Unless the Required Holders shall otherwise give prior written consent, prior to the Bank Maturity Date, the Company shall not permit Consolidated EBITDA for each three consecutive month period ending on each date set forth below to be less than the amount set forth opposite each such date:

                                            CONSOLIDATED EBITDA
THREE MONTH PERIOD ENDING ON:               MUST NOT BE LESS THAN:
-----------------------------               ----------------------
August 31, 2001                                   $1,523,000
September 28, 2001                                  $894,000
October 30, 2001                                  $1,272,000
November 30, 2001                                 $1,562,000
December 31, 2001                                 $1,796,000
January 31, 2002                                  $1,973,000
February 28, 2002                                 $2,328,000
March 31, 2002                                    $3,732,000

                Solely for purposes of this Section 7(f), (i) each reference to "any Four-Quarter Period" set forth in the definition of "Consolidated EBITDA" in the Indenture shall mean and be a reference to "any three consecutive month period" ending on the applicable date set forth in the chart above and (ii) in calculating Consolidated EBITDA, the amount of the fees paid by the Borrower in any three consecutive month period to
        (x) the Lenders and Agent (as defined in the Credit Agreement) in connection with the Seventh Amendment and Limited Waiver and any other amendment or waiver to the Credit Agreement after the Seventh Amendment Effective Date and (y) FTI/Policano & Manzo, C.E. Unterberg, Towbin, LeBouef, Lamb, Greene & MacRae L.L.P., Weil, Gotshal & Manges LLP, Swidler Berlin Shereff Friedman, LLP and O'Melveny & Myers LLP and any other professionals hired by time to time by the Company, any Lender or the Agent in connection with the restructuring of the Company and its Subsidiaries, shall be added back into the calculation of Consolidated Net Income to the extent any such fees were originally deducted in the determination of Consolidated Net Income.

                Unless the Required Holders and the Stockholders shall otherwise give prior written consent prior to the Bank Maturity Date, the Company shall not, and shall not permit its Subsidiaries to, make or incur consolidated Capital Expenditures during any three consecutive month period ending on each date set forth below to be in excess of the amount set forth opposite each such date:

                                                      MAXIMUM CONSOLIDATED
THREE MONTH PERIOD ENDING ON:                         CAPITAL EXPENDITURES:
-----------------------------                         ---------------------
August 31, 2001                                             $517,000
September 28, 2001                                          $533,000
October 30, 2001                                            $572,000
November 30, 2001                                           $572,000
December 31, 2001                                           $572,000
January 31, 2002                                            $583,000
February 28, 2002                                           $594,000
March 31, 2002                                              $600,000

                (b) As soon as possible and in any event within at least 20 days prior to the end of the last weekly period contained in the Budget from time to time, the Company shall deliver to the Holders a supplement to the Budget, which supplement shall be substantially in the form of the Budget and otherwise in form and substance satisfactory to the Required Holders and the Stockholders, and the Budget (as supplemented) shall be certified by the chief financial officer of the Company as having been prepared based upon good faith estimates and assumptions that are reasonable as of the date of delivery of the supplement and that such chief financial officer is not aware of any information contained in the

        Budget (as supplemented) which is false or misleading or of any omission of information which causes the Budget (as supplemented) to be false or misleading.

                (c) The Company shall deliver to the Holders on or before October 31, 2001 a fully executed agreement (the "EARNOUT RESTRUCTURING AGREEMENT") with respect to the Carlyle Stock Purchase Agreement providing that (i) the aggregate amount of earnout payments required to be made by the Company pursuant to the Carlyle Stock Purchase Agreement is $2,400,000 and (ii) that such amount shall be repaid commencing November 2001 with a payment of $250,000 and in monthly payments thereafter not to exceed $50,000 per month, which agreement shall be in form and substance satisfactory to the Required Holders and the Stockholders.

                (d) The Company has advised the Noteholders and the Stockholders that it desires to engage C.E. Unterberg, Towbin to assist in the refinancing (the "REFINANCING") (through the issuance of high yield debt, bank financing or otherwise) and simultaneous repayment in cash, in full of the Obligations owed to the Noteholders under the Indenture, all amounts owing under the Certificate of Designations and all obligations under the Credit Agreement and related agreements (collectively, the "COMPANY OBLIGATIONS") and/or the sale (directly or indirectly, whether through a sale of assets, stock, mergers or otherwise) of certain of the Company's or its Subsidiaries' assets (in one or more transactions (all such transactions, collectively, the "ASSET SALES")) so as to generate sufficient proceeds to repay in cash, in full the Company Obligations.

        In order to consummate the Refinancing and/or the Asset Sales, the Company shall:

                        (i) as soon as practicable and in any event not later
                than September 4, 2001, engage C. E. Unterberg, Towbin or such other investment bank chosen by the Company and satisfactory to the Required Holders and the Stockholders (the "INVESTMENT BANK"), pursuant in each case to terms and conditions satisfactory to the Required Holders and the Stockholders;

                        (ii) as soon as practicable and in any event not later
                than October 1, 2001, cause the Investment Bank to identify prospective buyers or investors or other financiers, in each case who are not Affiliates of the Company, and distribute by such date information memoranda regarding (as applicable) the proposed Asset Sales and Refinancing (a copy of such information memoranda to be delivered by the Company to the Noteholders and the Stockholders within one Business Day of issuance thereof);

                        (iii) use its best efforts to enter into bona fide
                binding, commercially reasonable letter(s) of intent (or similar agreement(s)) by December 3, 2001 in form and substance satisfactory to the Required

                Holders and the Stockholders, to consummate the Asset Sales and/or Refinancing, in each case with parties who are not Affiliates of the Company and in an amount sufficient to repay in cash all Company Obligations (a copy of such letter(s) of intent or similar agreement(s) to be delivered by the Company to the Noteholders and the Stockholders within one Business Day of execution thereof); and

                        (iv) use its best efforts to enter into a binding,
                definitive, commercially reasonable agreement(s), in form and substance satisfactory to the Required Holders and the Stockholders by February 4, 2002, to consummate the Asset Sales and/or Refinancing, in each case with parties who are not Affiliates of the Company and in an amount sufficient to repay in cash all Company Obligations.

        The Company further covenants that it will provide to all Stockholders and Noteholders, promptly upon receipt, copies of all written proposals and summaries of all oral proposals form time to time received in connection with the Asset Sales and/or Refinancing and that the Stockholders and the Noteholders shall have access to the personnel of the Investment Bank working for or on behalf of the Company to discuss, among other things, the status of the Asset Sales and/or Refinancing.

                (e) The Company shall take all actions reasonably necessary to obtain the Common Stockholder Approval as promptly as possible. In the event that, as of April 1, 2002, (i) all Payments accrued on and prior to such date have not been paid in full in cash by such date and (ii) the Common Stockholder Approval has not been obtained, the Holders will receive alternative consideration to be negotiated by the Holders and the Company; provided, that, unless otherwise agreed by the Holders and the Company, such compensation shall include a decrease of the exercise price of all Warrants to $0.01 per share.

SECTION 7. RELEASE

        The Company, on behalf of itself, and each of its Subsidiaries (collectively, the "RELEASORS") hereby releases, remises, acquits and forever discharges the Trustee, each Stockholder, Noteholder and each of their respective employees, agents, representatives, consultants, attorneys, fiduciaries, servants, officers, directors, partners, predecessors, successors and assigns, subsidiary corporations, parent corporations, related corporate divisions, participants and assigns (all of the foregoing hereinafter called the "RELEASED PARTIES"), from any and all actions and causes of action, judgments, executions, suits, debts, claims, demands, liabilities, obligations, setoffs, recoupments, counterclaims, defenses, damages and expenses of any and every character, known or unknown, suspected or unsuspected, direct and/or indirect, at law or in equity, of whatsoever kind or nature, whether heretofore to hereafter arising, for or because of any matter or things done, omitted or suffered to be done by any of the Released Parties prior to and including the date of execution hereof, and in any way directly or indirectly arising out of or in any way connected to this Agreement, the Indenture, the Preferred Stock or the administration or enforcement of any of such documents (all of the foregoing hereinafter called the "RELEASED MATTER"). Each Releasor acknowledges that the agreements in this Section 7 are intended to be in full satisfaction of all or any alleged injuries or damages suffered or incurred by such Releasor arising in connection with the Released Matters and constitute a complete waiver of any right of setoff or recoupment, counterclaim or defense of any nature whatsoever which arose prior the Amendment Effective Date. Each Releasor represents and warrants that it has no knowledge of any claim by it against the Released Parties or of any facts, or acts or omissions of the Released Parties which on the date hereof would be the basis of a claim by the Releasors against the Released Parties which is not released hereby. Each Releasor represents and warrants that it has not purported to transfer, assign, pledge or otherwise convey any of its rights, title or interest in any Released Matter to any other person or entity and that the foregoing constitutes a full and complete release of all Released Matters. Releasors have granted this release freely, and voluntarily and without duress.

SECTION 8. MISCELLANEOUS

                (a) Effect on the Indenture and Certificate of Designations of the Preferred Stock. The Indenture and Certificate of Designations shall remain in full force and effect and are hereby ratified and confirmed. Except as specifically set forth in Section 1(a), the execution, delivery and performance of this Agreement shall not constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy, or be construed as a consent, approval or authorization of the Trustee or any Noteholder under, the Indenture or any Stockholder under the Certificate of Designations. If the Company shall breach or otherwise be in default of or in non-compliance with any covenant, agreement, representation, warranty or other provision contained herein, such breach, default or noncompliance shall be deemed an "Event of Default" for purposes hereof and under the Indenture and the Certificate of Designations.

                (b) Severability. In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction , shall not in any way be affected or impaired thereby.

                (c) Headings. Section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose or be given any substantive effect.

                (d) Applicable Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING WITHOUTH LIMITATIN SECTION 5-1401 OF THE GENERAL OBLIGAITONS LAW OF THE STATE OF NEW YORK), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

                (e) Waiver of Jury Trial and Consequential and Special Damages.
        (i) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS AGREEMNT AND (ii) THE BOROWER WAIVES ANY CLAIM AGAINST THE TRUSTEE OR THE HOLDERS FOR CONSEQUENTIAL OR SPECIAL DAMAGES RESPECTING THIS AGREEMENT OR THE TRANSACTIONS CONTEMPATED HEREUNDER. The scope of this waiver is intended to be all encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including contract claims, tort claims, breach of duty claims and all other common law and statutory claims. Each party hereto acknowledges that this waiver is a material inducement to enter into a business relationship, that each has already relied on this waiver in entering into this Agreement, and that each will continue to rely on this waiver in their related future dealings. Each party hereto further warrants and represents that it has reviewed this waiver with its legal counsel and that it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 8(e)). In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

                (f) No Third Party Beneficiaries. No Person other than the parties hereto and with respect to Section 7 hereof, the Released Parties, shall be entitled to claim any right or benefit under this Agreement, including, without limitation, the status of third party beneficiary of this Agreement and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

                (g) No Commitments for Additional Waivers; Legal Advice. The Company acknowledges and affirms that, except as expressly set forth in
        Section 1(a), the Trustee and the Holders are not committing or offering any waiver or any other accommodations of any nature whatsoever and the Company agrees to conduct its affairs accordingly. Without limiting the generality of the foregoing, the Company will not claim that any prior action or course of conduct by the Trustee or any Holder constitutes an agreement or obligation to continue such action or course of conduct in the future. The Company acknowledges that the Trustee and the Holders have no commitment to grant any other waiver or accommodation to the Company.

                The Company represents to the Holders that it has entered into this Agreement freely and voluntarily, without coercion, duress, distress or undue influence and that it has received legal advice from counsel of its choice in connection with the negotiation, drafting, meaning and legal significance of this

        Agreement and that it is satisfied with its legal counsel and the advice received from it. Should any provision of this Agreement require judicial interpretation, it is agreed that a court interpreting or construing the same shall not apply a presumption that the terms hereof or thereof shall be more strictly construed against any party by reason of the rule of construction that a document is to be construed more strictly against the party who itself or through its agent prepared the same.

                (h) Integration. This Agreement sets forth the entire understanding and agreement of the parties hereto in relation tot he subject matter hereof and supersedes any prior negotiations and agreements among the parties relative to such subject matter. No promise, condition, representation or warranty, express or implied, not herein set forth shall bind any party hereto, and not one of them has relied on any such promise, condition, representation or warranty. Each of the parties hereto acknowledges that, except as in this Agreement otherwise expressly stated, no representations, warranties or commitments, express or implied, have been made by any party to the other. None of the terms or conditions of this Agreement may be changed, modified, waived or canceled orally or otherwise, except as provided in the Indenture.

                (i) Survival. All representations, warranties, covenants, agreements, undertakings and waivers of the Company contained herein shall survive and be applicable until the payment in full in cash of all of the Obligations.

                (j) Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.

                (k) Stockholders. Any reference herein to approval by the Stockholders shall mean the approval of the Stockholders in the manner contemplated by Section 11(a) of the Certificate of Designations.

                  IN WITNESS WHEREOF, the parties hereto have cause this Amendment to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.


                                            HEADWAY CORPORATE RESOURCES, INC.




                                            By:_________________________________
                                                   Name:
                                                   Title:



    (Signature page to Headway Corporate Resources, Inc. Limited Waiver and
                                   Amendment)

GARMARK PARTNERS, L.P.                 BANC OF AMERICA
                                       SECURITIES LLC, SUCCESSOR IN INTEREST
                                       TO NATIONSBANC MONTGOMERY SECURITIES, LLC



By:
   ------------------------------
   Name:
   Title                               By:
                                          -------------------------------------
                                          Name:
                                          Title





MOORE GLOBAL INVESTMENT, LTD.          REMINGTON INVESTMENT STRATEGIES, L.P.



By:                                    By:
  -------------------------------         -------------------------------------
  Name:                                   Name:
  Title                                   Title



STATE STREET BANK AND TRUST
COMPANY, N.A., AS TRUSTEE



By:
  -------------------------------
  Name:
  Title